TMM Company Contact:                                          AT Dresner Corporate Services::
Verónica Tego Sánchez, CFO                        David Gutierrez (investors, analysts, media)
011-52-55-5629-8866                                                     312-780-7204
veronica.tego@tmm.com.mx                                      dgutierrez@dresnerco.com

Miguel Angel Gonzalez, Investor Relations
011-52-55-5629-8866
miguel.a.gonzalez@tmm.com.mx

GRUPO TMM REPORTS THIRD QUARTER 2023 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

Third Quarter 2023 Results Include:

o	Stockholders’ Equity of $1,923.8 million.
o	Financial Debt of 11.2 percent from Stockholders’ Equity.
o	Cumulative revenues of the Shipyard and the Offshore Specialized vessels segment reported a combined increase of 9.3%.

Mexico City, October 27, 2023 – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation, infrastructure, and logistics Company, reported today its financial results for the third quarter of 2023.
Grupo TMM is pleased to inform that on September 27, 53,085,716 shares were satisfactorily subscribed at a subscription price of $2.10 pesos per share, equivalent to $111,480,004.00 pesos, remaining 19,284,570 common shares, registered and without nominal expression representing the capital stock of Grupo TMM, pending to be subscribed by those shareholders who inform Grupo TMM of their right to exercise their right to increase. This capital increase is a historic moment for the Company that will allow it to consolidate its projects, creating value for its shareholders and generating confidence in the investing public.

Continuing with our strategy on strengthening businesses related to the maritime sector, the Company is also pleased to report that in October was awarded with 2 contracts to operate specialized vessels "Mud Vessels” to start operations in February 2024, strengthening our presence in this sector that will allow us to face year 2024 with a better operational outlook.

In the Maritime Infrastructure Division, the shipyard has a 100% booking of its installed capacity during the next coming months. We continue with our project to add a new floating dry-dock, which will allow us to service vessels of up to 6,000 tons, increasing our presence in the market and the Group's income.

Consolidated revenues in the third quarter of 2023 were $284.8 million. Consolidated revenues for the first nine months of 2023 were $876.3.
Overall, the result for the 2023 period reflects a more solid financial trend, with further strengthening of our most important business segments, which allows us to forecast more profitable and consistent financial and operating outlook for the coming years.
Consolidated EBITDA for the first nine months of 2023 was $97.7 million.

Headquartered in Mexico City, Grupo TMM is a Mexican company that provides comprehensive solutions in maritime transportation, maritime infrastructure, warehousing, and ports & terminals logistics operations, through its branch offices and network of subsidiary companies. For more information on Grupo TMM, please visit the company’s web site at www.tmm.com.mx. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	September 30,	December 31,
	2023	2022

Cash and cash in banks available	194.0	94.7
Restricted cash	1.7	2.1
Total cash and cash equivalents	195.7	96.8
Accounts receivable – Net	475.8	511.0
Other accounts receivable	148.4	143.3
Taxes to be recovered	168.0	193.8
Prepaid expenses and others current assets	57.9	54.4
Non-current assets held for sale	272.5	272.5
Total current assets	1,318.3	1,271.8
Taxes to be recovered long term	273.3	273.3
Property, machinery and, equipment	1,527.0	1,533.0
Cumulative Depreciation	(109.3)	(97.3)
Property, machinery and, equipment – Net	1,417.7	1,435.7
Rights of use	202.4	268.9
Other assets	257.2	251.6
Total assets	3,469.0	3,501.4
Bank loans and current maturities of long-term liabilities	199.3	192.2
Leases short-term	64.4	68.9
Suppliers	429.9	437.4
Other accounts payable and accrued expenses	438.4	512.0
Total current liabilities	1,132.0	1,210.5
Bank loans	15.4	32.5
Leases long-term	183.2	218.1
Deferred taxes	131.3	154.6
Other long-term liabilities	83.2	84.7
Total long-term liabilities	413.1	489.9
Total liabilities	1,545.1	1,700.4
Total stockholders´ equity	1,923.8	1,801.0
Total liabilities and stockholders´ equity	3,469.0	3,501.4

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -
	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

Maritime	175.3	332.9	593.1	945.0
Ports and Terminals	16.8	41.0	58.6	129.4
Warehousing Services	44.6	38.1	97.5	106.9
Maritime Infrastructure	48.1	40.6	127.1	104.2
Revenue from freight and services	284.8	452.6	876.3	1,285.5
Maritime	(153.5)	(315.1)	(537.0)	(858.3)
Ports and Terminals	(22.6)	(37.3)	(72.3)	(116.6)
Warehousing Services	(29.5)	(32.9)	(60.8)	(86.5)
Maritime Infrastructure	(35.0)	(21.6)	(85.9)	(64.0)
Cost of freight and services	(240.7)	(406.9)	(755.9)	(1,125.4)
Maritime	(8.4)	(0.4)	(25.1)	(10.6)
Ports and Terminals	(2.7)	(4.5)	(10.4)	(13.9)
Warehousing Services	(20.3)	(10.2)	(40.6)	(36.8)
Maritime Infrastructure	(2.0)	(0.5)	(6.2)	(5.8)
Depreciation and amortization	(33.3)	(15.6)	(82.4)	(67.2)
Maritime	13.3	17.4	31.0	76.1
Ports and Terminals	(8.5)	(0.8)	(24.1)	(1.2)
Warehousing Services	(5.1)	(5.0)	(3.9)	(16.4)
Maritime Infrastructure	11.2	18.5	35.0	34.3
Results by business	10.8	30.1	38.1	92.8
Corporate expenses	(15.3)	(22.8)	(47.6)	(58.4)
Corporate depreciation and amortization	(0.5)	(0.6)	(1.7)	(1.7)
Non-recurring (expenses) income	24.3	(2.5)	24.8	(21.7)
Operating gain	19.2	4.1	13.7	11.0
Financial (expenses) income - Net	(6.6)	(10.0)	(19.9)	(26.1)
Leases financial expenses	(5.1)	(1.8)	(18.2)	(20.4)
Exchange (loss) gain - Net	(12.5)	(1.2)	15.6	6.6
Net financial cost	(24.2)	(13.0)	(22.5)	(39.8)
(loss) gain before taxes	(5.0)	(8.9)	(8.9)	(28.8)
Provision for taxes	10.0	9.8	20.2	31.0

Net gain for the period	5.0	0.9	11.3	2.2

Attributable to:
Minority interest	0.2	(0.5)	(0.0)	(0.7)
Equity holders of GTMM, S.A.B.	4.9	1.4	11.4	2.9

Weighted average outstanding shares (millions)	103.91	102.18	102.77	102.18
Income (loss) earnings per share (pesos/share)	0.05	0.01	0.11	0.03

Outstanding shares at end of period (millions)	155.27	102.18	155.27	102.18
Income (loss) earnings per share (pesos/share)	0.03	0.01	0.07	0.03

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

Net gain (loss) for the period	5.0	0.9	11.3	2.2
Depreciation & amortization	33.9	16.2	84.0	68.9
Deferred taxes	(11.3)	(9.9)	(23.3)	(35.5)
Other non-cash items	8.8	28.1	35.5	63.7
Total non-cash items	31.4	34.5	96.2	97.1
Changes in assets & liabilities	(15.3)	(2.8)	(64.0)	18.4
Total adjustments	16.1	31.6	32.2	115.5
Net cash provided by (used in) operating activities	21.1	32.5	43.6	117.7

Proceeds from sales of assets	10.1	0.1	10.3	9.2
Payments for purchases of assets	(0.4)	(4.2)	(6.4)	(12.3)
Net cash provided by (used in) investment activities	9.8	(4.1)	4.0	(3.1)

Short-term borrowings (net)	(5.0)	(14.0)	(10.0)	(19.7)
Repayment of leases	(5.7)	(30.8)	(35.3)	(75.9)
Proceeds from (repayment of) long-term debt	(1.2)	2.2	(7.2)	(1.8)
Shares issuance	111.5	0.0	111.5	0.0
Net cash provided by (used in) financing activities	99.6	(42.6)	58.9	(97.4)
Exchange effect on cash	4.0	0.8	(7.5)	(1.3)
Net increase (decrease) in cash	134.5	(13.3)	98.9	15.9
Cash at beginning of period	61.2	117.0	96.8	87.8
Cash at end of period	195.7	103.7	195.7	103.7

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.